FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Fluor Awarded Fabrication Contract for Shell’s Heavy Oil Extraction Project in Canada

October 30, 2014, Mexico City — ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR), signed a contract with Shell Canada Energy to supply modular fabrication and procurement services for 13 well pads for heavy oil extraction at Shell’s Carmon Creek project currently under construction in northern Alberta. The project is expected to produce about 80,000 barrels-per-day of heavy oil from Shell’s Peace River Operations using steam recovery methods. The initial contract awarded to ICA Fluor is worth US$264 million.

“This project is a major step for our company,” said Juan Carlos Santos, director general of ICA Fluor. “We are proud of the certification of our fabrication yards’ capabilities and work processes, and we look forward to supporting Shell on their North American projects.”

ICA Fluor will fabricate the modules at the El Empalme yard, property of its wholly-owned subsidiary, Industria del Hierro, located in Tampico, Tamaulipas, Mexico. The completion date is scheduled for December 2017.

“This is a great opportunity for ICA Fluor, for Mexico’s labor force and for the Tampico region,” said Lucía Bustamante, communications and government relations director for Shell Mexico. “After a solid certification process, negotiations, and several site visits for further assessment, the final outcome is a successful enterprise framework agreement that will add value to the Shell Carmon Creek Project.”

This contract is the first award under the multi-year frame agreement signed with Shell Global Solutions International U.S. for projects in North America in June 2014. It is also the first fabrication work ICA Fluor/Industria del Hierro will perform for a project in Canada.

Shell Mexico’s sourcing office promotes the use of Mexican suppliers on a global basis that have been already qualified according to Shell’s technical and health, safety, security and environmental standards. This opportunity clearly provides diversification of demand for Mexican suppliers. This award reinforces ICA Fluor’s fabrication capabilities and competitiveness to support projects located around the world.

Module fabrication enhances safety performance by transferring work at heights to ground level and improves quality and productivity by working in a controlled yard environment. The approach can shorten construction schedules by allowing simultaneous activities at both the job site and fabrication yard. It also

For more information, please contact: Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US:

Daniel Wilson, Zemi Communications

+(1212) 689 9560

dbmwilson@zemi.com

reduces site congestion, minimizes impacts to existing facilities and reduces risks and costs associated to weather-related impacts.

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

About Shell

For more information please contact Paulina Rensoli Meana paulina.rensolimeana@shell.com

About ICA Fluor

ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining, and telecommunication industries.

About ICA

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.com.mx

About Fluor Corporation

Fluor Corporation (NYSE: FLR) is a global engineering and construction firm that designs and builds some of the world's most complex projects. The company creates and delivers innovative solutions for its clients in engineering, procurement, fabrication, construction, maintenance and project management on a global basis. For more than a century, Fluor has served clients in the energy, chemicals, government, industrial, infrastructure, mining and power market sectors. Headquartered in Irving, Texas, Fluor ranks 109 on the FORTUNE 500 list. With more than 40,000 employees worldwide, the company's revenue for 2013 was $27.4 billion. Visit Fluor at www.fluor.com and follow on Twitter @FluorCorp.

For more information, please contact: Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US:

Daniel Wilson, Zemi Communications

+(1212) 689 9560

dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer